Exhibit 2.1

________________________________________

BRANCH PURCHASE AND ASSUMPTION AGREEMENT

between

LOS PADRES BANK

and

ARVEST BANK

July 31, 2009

________________________________________

i

Schedule A - Legal Description of Real Property

Schedule A-1 – Real Property Lease

Schedule B - Description of Personal Property

Schedule C - Loans

Schedule C-1 – Excluded Loans

Schedule D - Safe Deposit Box Business

Schedule E - Deposit Liabilities

Schedule E-1 – Non-Core and Out-of-Market Deposits

Schedule F - Assumed Contracts

Schedule G – Employee Disclosure Schedule

Exhibit 1 - Form of Assignment and Assumption of Deposit Liabilities Agreement

Exhibit 2 - Form of Assignment and Assumption of Contracts Agreement

Exhibit 2-1 – Form of Assignment and Assumption of Real Property Lease

Exhibit 3 - Form of Bill of Sale

Exhibit 4 - Form of Assignment, Transfer and Appointment of Successor Trustee for

      IRA Accounts

Exhibit 5 - Form of Limited Power of Attorney

BRANCH PURCHASE AND ASSUMPTION AGREEMENT

THIS BRANCH PURCHASE AND ASSUMPTION AGREEMENT (this “Agreement”) is made and executed as of the 31st day of July, 2009, by and between LOS PADRES BANK, a federally chartered savings bank corporation with its main office located in Solvang, California (“Seller”), and ARVEST BANK, an Arkansas state banking corporation with its main office located in Fayetteville, Arkansas (“Buyer”).

W I T N E S S E T H:

WHEREAS, Seller owns and operates three (3) branch banking offices in Johnson County, Kansas located at 6300 Nall, Mission, Kansas 66202; 14300 Metcalf, Overland Park, Kansas 66223; and 11150 Pflumm, Olathe, Kansas 66215 (the “Branch Offices”); and

WHEREAS, Seller desires to sell and Buyer desires to acquire the Branch Offices, and, in that regard, Seller desires to sell and Buyer desires to purchase and acquire certain assets related thereto maintained at the Branch Offices; and

WHEREAS, Seller desires to transfer and Buyer desires to assume certain deposit accounts maintained at or for the Branch Offices and certain other liabilities pertaining to the continuing operations thereof.

NOW, THEREFORE, in consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows:

ARTICLE ONE

PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

Section 1.01. Purchase of Assets. Upon the terms and subject to the conditions and representations set forth herein, Seller shall sell, convey, assign and transfer to Buyer, and Buyer shall purchase and accept from Seller, all right, title and interest of Seller in and to the following assets related to the Branch Offices (collectively, the “Assets”) as of the close of business on the Closing Date (as defined in Section 2.02 below):

(a)  Books and Records. All books, records and files directly relating to the Assets and the Assumed Liabilities (as defined in Section 1.02 below) being transferred to Buyer hereunder (collectively, the “Records”).

(b)  Real Property. All of Seller’s interest in and to the real estate upon which two (2) of the Branch Offices are operated, more particularly described in Schedule A to this Agreement, including the buildings and other improvements thereto (the “Real Property”).

(c)  Real Property Lease. All of Seller’s interest in and to the leasehold estate upon which one (1) of the Branch Offices is operated more particularly described in Schedule A-1 to this Agreement including the building and other improvements thereto (the “Real Property Lease”).

(d)  Personal Property. The furniture, fixtures, equipment, improvements and other items of tangible personal property located at the Branch Offices as of the close of business on the Closing Date, together with sign structures, and all personal property used in connection with the safe deposit box business being transferred to Buyer hereunder (exclusive of the contents of leased safe deposit boxes) (collectively, the “Personal Property”), including those items set forth on Schedule B to this Agreement. If, prior to the Closing Date, any item of Personal Property is stolen, destroyed, inoperable, lost or in bad condition beyond reasonable repair or otherwise not suitable for Buyer’s intended use, such item shall be excluded from the sale contemplated hereby, and the term “Personal Property” as used herein shall exclude any such item(s). If, prior to the Closing Date, any item of Personal Property is damaged by fire or other casualty, such item(s), if reasonably repairable, shall be sold to Buyer (in accordance with the provisions hereof) and the insurance proceeds relating to such item shall be assigned to Buyer, it being understood that if any such item is not reasonably repairable, it shall be excluded from the sale contemplated hereby.

(e)  Loans. All loans and all servicing and other rights with respect thereto shown on Seller’s books and records as of the Closing Date as being attributable to the Branch Offices but excluding: (i) Excluded Loans (as defined in Subsection 1.01(f) below) and as finally determined as of the close of business as of the Closing Date irrespective of whether such Loans are identified on Schedule C or C-1, and (ii) loans Seller agrees to retain at the request of Buyer, if any (the “Loans”). Schedule C identifies all loans attributable to the Branch Offices as of June 30, 2009. Loans shall also include all deposit-related overdrafts, including overdrafts pursuant to an overdraft protection plan, if any; provided, Buyer may elect at Closing not to acquire any deposit-related overdrafts which have been outstanding for sixty (60) or more calendar days, in which event that deposit account related to such overdraft shall not be assigned to Buyer. All Loans shall be assigned to Buyer without recourse against Seller and without any warranties or representations as to their collectibility or the creditworthiness of any of the obligors of such Loans.

(f)  Qualified Excluded Loans. The loans shown on Seller’s books and records as being attributable to the Branch Offices that are Excluded Loans that Buyer in its sole discretion agrees to buy on the Closing Date, if any shall be referred to herein as the “Qualified Excluded Loans”. Schedule C-1 identifies all loans as of the date or dates specified thereon that are (i) classified, (ii) on non-accrual; (iii) delinquent by more than 90 days with respect to a required payment of principal or interest; (iv) in connection with which Borrower has filed a petition under the Bankruptcy Code; (v) loans upon which insurance has been forced-placed; (vi) out-of-territory loans (unrelated to Kansas customers or assets); (vii) loans listed on Schedule C which do not meet other reasonable credit standards of Buyer (including loans with respect to which Buyer has not satisfied itself as to environmental or documentation issues); and (viii) loans, whether or not funded, made after the date of the loan identification date of Schedule C which Buyer has not had the opportunity to review and has not agreed in its sole discretion to purchase; (all such loans on any given date, the “Excluded Loans”). Schedule C-1 will be updated within six (6) days prior to and as of the Closing Date in accordance with Sections 2.04(b) and (c), at which time Buyer will designate the Qualified Excluded Loans, if any. All Excluded Loans that are not designated as Qualified Excluded Loans will be retained by Seller.

(g)  Assumed Contracts. Seller’s rights under, or created by, the Assumed Contracts (as defined in Section 1.02(b) below).

(h)  Cash on Hand. All teller working cash, petty cash and vault cash at the Branch Offices as of the close of business on the Closing Date (the “Cash on Hand”).

(i)  Safe Deposit Box Business. All safe deposit box business located at the Branch Offices as of the close of business on the Closing Date (the “Safe Deposit Box Business”). A list of leased safe deposit boxes as of June 30, 2009, is set forth on Schedule D hereto. The Safe Deposit Box Business includes, without limitation, safe deposit box contracts, the removable safe deposit boxes (exclusive of the contents of leased safe deposit boxes) and safe deposit stacks in the vault and all keys and combinations thereto.

(j)  Proprietary Customer Information. All of Seller’s customer lists, e-mail addresses, prospect lists, supplier and vendor lists and other lists and information related to the Branch Offices and all files, data and information relating to such customers, prospects, suppliers, vendors, consultants or others, including all data and information in the possession of Seller, Seller’s affiliates, subsidiaries, divisions, or of the employees, directors, officers, consultants or agents of any of them;

Section 1.02. Assumption of Liabilities. Upon the terms and subject to the conditions set forth herein, Seller shall transfer and assign to Buyer, and Buyer shall assume from Seller and agree to pay, perform and discharge, by documentation reasonably satisfactory as to form and substance to Seller, as of the close of business on the Closing Date, the following liabilities, and none other (collectively, the “Assumed Liabilities”):

(a) Deposit Liabilities. All deposit liabilities maintained at the Branch Offices, in accordance with the terms of the agreements pertaining to such deposits, as shown on the books and records of Seller as of the close of business on the Closing Date, including accrued but unpaid interest thereon through the Closing Date, except as provided in Section 2.03(c) hereof (the “Deposits” or “Deposit Liabilities”), which such Deposit Liabilities as they existed onJune 30, 2009, are identified on Schedule E hereto. Schedule E-1 identifies such deposits listed on Schedule E which constitute non-core (which for purposes of this Agreement are excluded deposits, brokered deposits, for any non-commercial deposit the amount of any such deposit that is in excess of $250,000.00, and repurchase agreements to the extent the total amount of all such repurchase agreements exceeds $3,500,000.00) and out-of-market accounts, and shall be updated within six (6) days prior to and as of the Closing Date in accordance with Sections 2.04(b) and (c). As used herein, the term “Deposit Liabilities” shall include all of the deposit products offered by Seller from the Branch Offices, including, without limitation, passbook accounts, statement accounts, checking accounts, money market accounts, and certificates of deposit. Also, for purposes herein, payment obligations pursuant to repurchase agreements of Seller shall be scheduled and listed with and otherwise considered herein as if a Deposit Liability. Deposits do not include, in the discretion of Seller, deposits securing loans or other extensions of credit not included in Loans.

(b)  Assumed Real Property Lease. The obligations and liabilities of Seller arising and related to the period from and after the Closing Date under the Real Property Lease described on Schedule A-1.

(c)  Assumed Contracts. The obligations and liabilities of Seller arising and related to the period from and after the Closing Date under any and all contracts and personal property leases relating to the operation or maintenance of the Branch Offices that are assignable by Seller to Buyer under those third-party leases of portions of the Real Property, which contracts and leases as of the date hereof are identified on Schedule F hereto (collectively, the “Assumed Contracts”).

(d)  Liabilities Not Assumed by Buyer. Other than those liabilities specifically assumed in Sections 1.02(a), 1.02(b), 1.02(c) and 2.03 hereof, Buyer shall not assume any liabilities of Seller, whether known or unknown, disclosed or undisclosed, contingent or otherwise, which have arisen or may arise or be established in connection with the conduct of business at the Branch Offices prior to the Closing Date (the “Excluded Liabilities”).

Section 1.03. Names and Marks. Seller is not selling, assigning, conveying, transferring or delivering, nor shall Buyer acquire, any rights or interest in or to: (i) the names “Los Padres Bank,” “Harrington Bank” or any derivation thereof, or (ii) any logos, service marks or trademarks, advertising materials or slogans or any similar items used by Seller in connection with its business, whether or not such is or was copyrighted or registered. On a date near the Closing Date as mutually agreed upon by Buyer and Seller, Seller shall begin the removal from the Branch Offices of signs, logos and other insignia identifying or identified with Seller. No signs, logos or insignia identifying or identified with Buyer may be installed in or affixed to the premises until after the close of business on the last business day preceding the Closing. On and after the Closing Date, Buyer shall not use the name or service mark of Seller in any manner in connection with the operation of the Branch Offices, except in accordance with the provisions of Section 9.01 hereof. No activity conducted by Buyer on or after the Closing Date shall state or imply that Seller is in any way involved as a partner, joint venturer or otherwise in the business of Buyer. Buyer shall return to Seller at Seller’s expense any remaining signs, logos and insignia of Seller removed by Buyer from the Branch Offices after Closing.

ARTICLE TWO

CLOSING, CALCULATION OF PURCHASE PRICE AND CLOSING DELIVERIES

Section 2.01. The Closing. The closing of the purchase and assumption transaction contemplated by this Agreement (the “Closing”) shall take place at the main offices of Seller, or at such other location as the parties may agree, at 10:00 a.m. Central Time on the Closing Date described in Section 2.02 of this Agreement.

Section 2.02. The Closing Date. The Closing shall take place on a date mutually agreed upon, in writing, by the parties as soon as practicable following (but in any case, on or before the thirtieth (30th) day following) the receipt of all approvals from any regulatory authorities having jurisdiction over the transaction contemplated hereby, and the satisfaction of all conditions and the lapse of all applicable waiting periods associated therewith. The purchase and assumption transaction contemplated by this Agreement shall become effective at the close of business on the day of the Closing (the “Closing Date”).

      Section 2.03. Retirement Accounts.

(a)  At the Closing, Seller shall resign as trustee and custodian with respect to any individual retirement account (“IRA Account”) as to which Seller is trustee or custodian and as to which one or more of the assets included therein is a deposit included within the Deposits transferred to Buyer on the Closing Date. At the Closing, Seller shall designate or appoint Buyer as successor trustee or custodian under each such IRA Account.

(b)  Buyer covenants and agrees that it will, following its designation or appointment as successor trustee or custodian under the IRA Accounts, promptly and faithfully perform, fulfill, and discharge each of the obligations required to be performed by the trustee or custodian with respect to such accounts pursuant to law, or pursuant to the governing documents establishing such IRA Account.

(c)  If an individual depositor holding an IRA Account refuses to accept the designation or appointment of Buyer as successor trustee or custodian with respect to any such IRA Account, Buyer shall promptly so inform Seller, and none of the deposits contained in such IRA Account shall be treated as Deposit Liabilities hereunder, but shall remain the liability and obligation of Seller.

Section 2.04. Calculation and Payment of Purchase Price. The calculation and payment of the Purchase Price (defined herein) shall be made as follows:

(a)  Buyer shall pay to Seller an amount of cash (the “Purchase Price”) equal to:

(i)  the Acquisition Value (defined herein) of the Assets (exclusive of the Cash on Hand); plus

(ii)  the amount of Cash on Hand as of the close of business on the Closing Date; plus

(iii)  the net amount of any prorated items required by Section 2.06 hereof owed by Buyer to Seller; plus

(iv)  the “Premium,” which shall be equal to Four Million One Hundred Thousand Dollars ($4,100,000.00), reduced by (A) fifty percent (50%) of a fractional amount thereof the numerator of which fraction is the amount by which total of the Deposits assumed as of the Closing Date (other than Deposits described on Schedule E-1 as of the Closing Date) are less than $75,000,000.00 and the denominator of which fraction is $75,000,000.00, plus (B) fifty percent (50%) of a fractional amount thereof the numerator of which fraction is the amount by which the total of Loans purchased as of the Closing Date (other than

     Qualified Excluded Loans) is less than $75,000,000.00, and the denominator of which is $75,000,000.00; minus

(v)  the aggregate amount of principal and accrued interest of the Deposit Liabilities as of the close of business on the Closing Date; minus

(vi)  the net amount of any prorated items required by Section 2.06 hereof owed by Seller to Buyer.

(b)  On the Closing Date, Buyer shall transfer to Seller, by wire transfer in immediately available funds to an account designated by Seller, an amount which constitutes an estimate of the amount of the Purchase Price, which estimated amount shall be based upon the Deposit Liabilities, the proration amounts, the Acquisition Value of the Assets, the Cash on Hand and the Premium calculated as of the close of business on a date no earlier than six (6) business days prior to the Closing Date (the “Estimated Purchase Price”). Should the Estimated Purchase Price calculation result in an amount less than zero, the Seller shall transfer the resulting amount by wire transfer in immediately available funds to an account designated by Buyer.

(c)  On the thirtieth (30th) business day after the Closing Date or such earlier date as may be agreed to in writing by the parties (the “Adjustment Payment Date”), an adjustment payment (the “Adjustment Payment”) shall be made either by Seller to Buyer or by Buyer to Seller, as appropriate, so as to correct any discrepancy between the amount of the Estimated Purchase Price paid under the preceding paragraph and the Purchase Price calculated in accordance with this Section 2.04. Seller shall provide to Buyer a closing statement which reflects the calculation of the Adjustment Payment relative to the Estimated Purchase Price. The Adjustment Payment due to either party pursuant to this paragraph shall be paid to such party on the Adjustment Payment Date by the other party by wire transfer in immediately available funds to an account designated by the payee party, with interest thereon from the Closing Date through the Adjustment Payment Date at a rate equal to the effective Federal Funds rate as published by the Federal Reserve in St. Louis.

(d)  For purposes of this Agreement, the “Acquisition Value” of the Assets shall be the sum of the following:

(i)	the aggregate outstanding principal and earned but unpaid interest on the Loans, together with any late charges accrued thereon, as of the close of business on the Closing Date, without any reduction for any loan loss reserve or general reserve which may be associated with the Loans; plus

(ii)	the price agreed upon between Buyer and Seller for the Qualified Excluded Loans, as shown on Seller’s books and records as of the close of business on the Closing Date; plus

(iii)	the net book value of FOUR MILLION NINE HUNDRED THIRTY-FIVE THOUSAND SEVEN HUNDRED NINETY-SEVEN AND NO/100 DOLLARS ($4,935,797.00) as of June 30, 2009,

adjusted to the net book value amount reflected on Seller’s books and records as of the close of business on the Closing Date for the Real Property as specified in Schedule A; plus

(iv)

the net book value of FIVE HUNDRED NINETY-SEVEN THOUSAND ONE HUNDRED FIFTY AND NO/100 DOLLARS ($597,150.00) as of June 30, 2009, adjusted to the net book value amount reflected on Seller’s books and records as of the close of business on the Closing Date and adjusted to the date of Closing for additions and dispositions, for stolen, destroyed, lost, inoperable property, or for property not suitable for Buyer’s use pursuant to Section 1.01(c), for the Personal Property as specified in Schedule B.

Section 2.05. Allocation of Purchase Price. The Purchase Price, as adjusted in accordance with Section 2.04(c) above, and the liabilities assumed by Buyer pursuant to Section 1.02 hereof shall be allocated consistent with the purchase price amounts contained herein on an allocation schedule to be agreed upon by Buyer and Seller within thirty (30) days after the Closing Date. The allocation is intended to comply with the allocation method required by Section 1060 of the Internal Revenue Code of 1986, as amended. The parties shall (a) each report the federal, state and local and other tax consequences of the purchase and assumption contemplated hereby (including the filing of Internal Revenue Service Form 8594) in a manner consistent with such allocation schedule and (b) take no position in any tax filing, return, tax proceeding, or income tax audit which is inconsistent with such allocation.

Section 2.06. Prorations. The parties intend that Seller shall operate for its own account the business conducted at the Branch Offices until the close of business on the Closing Date, and that Buyer shall operate such business for its own account on and after the Closing Date. Thus, except as otherwise specifically provided in this Agreement, items of expense directly attributable to the operation of the Branch Offices (which shall not include any general overhead expenses of Seller) shall be prorated as of the close of business on the Closing Date, whether or not such adjustment would normally be made as of such time, including, without limitation, (a) telephone, electric, gas, water, and other utility services (to the extent it is not possible to transfer such services into the name of Buyer as of the Closing Date), (b) taxes and rents associated with the Real Property and Personal Property, (c) assessments (including, without limitation, assessments attributable to FDIC deposit insurance), (d) payments due on Assumed Contracts, (e) wages, salaries, and earned benefits (including accrued sick leave, vacation and PTO benefits assumed) of Hired Employees, and employment taxes and unremitted withholdings related thereto, and (f) similar expenses related to the Assets transferred hereunder. To the extent any such item has been prepaid by Seller for a period extending beyond the Closing Date, there shall be a proportionate adjustment in favor of Seller. Any items which would appropriately be subject to proration but which cannot be prorated by the Adjustment Payment Date will be prorated as soon as the requisite information is available and will be paid promptly by the appropriate party after this time. Notwithstanding the foregoing, any other prepaid expenses not directly reducing expenses to be incurred by Buyer following the Closing Date and any unearned non-interest income associated with the Safe Deposit Box Business shall not be prorated between the parties as of the Closing Date.

Section 2.07. Closing Deliveries.

(a)                 At the Closing, Seller shall deliver to Buyer:

(i)   a Certificate or Certificates signed by an appropriate officer of Seller stating that (A) each of the representations and warranties contained in Article Three is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) all of the conditions set forth in Sections 7.02(b) and 7.02(d), insofar as Section 7.02(d) pertains to approvals required to be obtained by Seller, have been satisfied or waived as provided therein;

(ii)   if the Estimated Purchase Price is an amount less than zero, evidence of payment to Buyer, by wire transfer in immediately available funds to an account designated by Buyer, of the Estimated Purchase Price;

(iii)  an executed Assignment and Assumption of Deposit Liabilities Agreement in substantially the form set forth in Exhibit 1 hereto;

(iv)  an executed Assignment and Assumption of Contracts Agreement in substantially the form set forth in Exhibit 2 hereto;

(v)  an executed Assignment and Assumption of Real Property Lease with respect to the Real Property Lease substantially in the form set forth in Exhibit 2-1 hereto, together with satisfactory consents of the landlord with respect thereto;

(vi)  an executed Bill of Sale in substantially the form set forth in Exhibit 3 hereto;

(vii)   an executed warranty deed (subject to Permitted Exceptions, as such term is defined in Section 11.15 hereof), conveying the Real Property to Buyer;

(viii)  an executed Assignment, Transfer and Appointment of Successor Trustee for IRA Accounts in substantially the form set forth in Exhibit 4;

(ix)  an executed Limited Power of Attorney in substantially the form set forth in Exhibit 5;

(x)   such other bills of sale, assignments, and other instruments and documents as counsel for Buyer may reasonably require as necessary or desirable for transferring, assigning and conveying to Buyer good, marketable and insurable title to the Assets;

(xi)  listings of the Deposit Liabilities as of the Closing Date (the “Deposit Listings”) on magnetic tape or utilizing such other method of information transfer as the parties may mutually agree, which Deposit Listings shall include, for each account, the account number, outstanding principal balance, and accrued interest; and

(xii)  such Records as are capable of being delivered to Buyer, which Records (other than the current promissory notes related to the Loans which shall be originals), may, at Seller’s option, be delivered by delivery of imaged, photocopies or other non-original and non-paper media in lieu of original copies.

(b)       At the Closing, Buyer shall deliver to Seller:

(i)  a Certificate or Certificates signed by an appropriate officer of Buyer stating that (A) each of the representations and warranties contained in Article Four is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) all of the conditions set forth in Sections 7.01(b) and 7.01(d), insofar as Section 7.01(d) pertains to approvals required to be obtained by Buyer, have been satisfied or waived as provided therein;

(ii)  if the Estimated Purchase Price is an amount greater than zero, evidence of payment to Seller, by wire transfer in immediately available funds to an account designated by Seller, of the Estimated Purchase Price;

(iii)  a certified copy of the resolutions of the Board of Directors of Buyer authorizing the execution of this Agreement and the consummation of the purchase and assumption transaction contemplated hereby;

(iv)  an executed Assignment and Assumption of Deposit Liabilities Agreement in substantially the form set forth in Exhibit 1 hereto;

(v)  an executed Assignment and Assumption of Contracts Agreement in substantially the form set forth in Exhibit 2 hereto; and

(vi)  an executed Assignment and Assumption of Real Property Lease with respect to the Real Property Lease substantially in the form set forth in Exhibit 2-1 hereto;

(vii)  an executed Assignment, Transfer and Appointment of Successor Trustee for IRA Accounts in substantially the form set forth in Exhibit 4 hereto; and

(viii)  an executed Receipt for Personal Property.

ARTICLE THREE

REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller hereby makes the following representations and warranties:

Section 3.01. Organization. Seller is a federally chartered savings bank corporation duly organized, validly existing and in good standing under the federal and state laws, and has the corporate power to carry on its business as the same is being conducted at the Branch Offices and to effect the transactions contemplated herein.

Section 3.02. Authorization. All necessary corporate actions have been taken to authorize the execution of this Agreement on Seller’s behalf by Seller’s duly authorized officers and the performance by Seller of its obligations hereunder. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and to general principles of equity, whether considered in a proceeding at law or in equity. No other approvals or consents are required to execute and deliver this Agreement and to consummate the transaction other than the appropriate regulatory approvals and third-party consents for the assignment of contractual obligations, where required.

Section 3.03. Non-Contravention. The execution and delivery of this Agreement by Seller do not, and, subject to the receipt of all required approvals and consents, including but not limited to regulatory approvals, the consummation of the transaction contemplated by this Agreement will not, constitute a breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license, agreement, indenture, or instrument to which Seller is a party, or by which it or any of its assets or property is bound, which breach, violation, or default would have a material adverse effect on the business or properties of the Branch Offices after the Closing Date.

Section 3.04. Compliance with Law. Seller has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business at the Branch Offices as presently conducted in all material respects.

Section 3.05. Regulatory Enforcement Actions. Seller is not subject to, and has not received any notice or advice that it may be subject to, any order, agreement, memorandum of understanding or other regulatory enforcement action or proceeding with or by any federal or state agency charged with the supervision or regulation of banks or engaged in the insurance of deposits of banks or any other governmental agency having supervisory or regulatory authority with respect to Seller which could have a material adverse effect on the operation of the Branch Offices after the Closing Date.

Section 3.06. Litigation. There is no litigation, claim or other proceeding pending or, to the knowledge of Seller, threatened, against Seller arising out of Seller’s operation of the Branch Offices, materially affecting any of the Assets or Assumed Liabilities, or materially affecting the ability of Seller to carry out this Agreement or any of the transactions contemplated hereby.

Section 3.07. Title to Real Property and Other Assets. As to the Real Property, Seller is the owner of a fee simple interest in the Real Property, free and clear of any liens, mortgages, pledges or other security interests and subject only to Permitted Exceptions and those exceptions accepted or waived by Buyer. In addition to the Real Property, Seller has good and marketable title to all other assets comprising the Assets. The Assets to be transferred pursuant to this Agreement are sold “AS IS,” without any warranty, express or implied, whether of merchantability, fitness for a particular use or purpose, or otherwise (except as to title or as otherwise specified herein), all of which warranties are hereby disclaimed.

Section 3.08. Environmental Matters. As to the Branch Offices, (a) to the knowledge of Seller, the Real Property associated with the Branch Offices complies in all material respects with applicable environmental laws, and neither the condition of the Real Property nor the operation of the Branch Offices violates in any material respect any applicable environmental law; (b) to the knowledge of Seller, no condition or event has occurred which, with notice or the passage of time or both, would constitute a violation of any environmental law, and Seller has had no liability in connection with the storage or use of any pollutants, contaminants or hazardous or toxic waste, substance or materials on or at the Real Property; (c) there are no underground storage tanks now located on the Real Property, or to the knowledge of Seller, none were heretofore located on the property; (d) Seller has not received any notification by a third party (including a governmental entity) that Seller is a potentially responsible party for remedial cost spent addressing the release, or threat of release, of a hazardous substance into the environment pursuant to the Comprehensive Environmental Response Compensation or Liability Act, 42 U.S.C. §§ 9601, et seq. or any corresponding state law; and (e) there is no legal, administrative, arbitral or other proceeding, claim, action, cause of action or governmental investigation pending or, to the best knowledge of Seller, threatened which seeks to impose on Seller in connection with the Branch Offices any material liability arising under an Environmental Law.

Section 3.09. Brokerage. DD&F Consulting Group, Inc. represents Buyer and Buyer will pay any fees therefor. There are no existing claims or agreements for brokerage commissions, finders’ fees, or similar compensation to any person engaged by or otherwise representing Seller in connection with the transactions contemplated by this Agreement.

Section 3.10. Loans. Each Loan has been originated in accordance with Seller’s standard procedures and policies for originating loans, and the principal balance and accrued interest on each Loan as shown on the Seller’s Records and the Schedules hereto are true and correct as of the date shown thereon. To the extent provided by or on behalf of Seller, the information with respect to the Loans and Deposits provided to Buyer on the date of this Agreement and in connection with the Closing Date and Adjusted Payment Date is true and correct as of the dates indicated on the information, and none of the Loans contained in the information are nonperforming loans, except as expressly provided in the information. The terms of the Loans and the Qualified Excluded Loans, the Loan documentation for the Loans and the Qualified Excluded Loans, and the manner in which the Loans and the Qualified Excluded Loans have been administered and serviced do not violate applicable federal or state law, rule or regulation. Seller is in possession of a materially complete file with respect to each Loan and Qualified Excluded Loan containing all of the requisite material documents and instruments. Buyer hereby acknowledges its understanding that Seller makes no warranties with respect to the collectibility of the Loans, the value of the collateral securing the Loans, or the creditworthiness of any makers, guarantors or obligors thereof.

Section 3.11. Deposit Insurance. The Deposits are insured to the maximum extent permitted by the FDIC. Seller has filed all reports and paid all premiums required under the Federal Deposit Insurance Act, as amended, with respect to the maintenance of deposit insurance.

Section 3.12. No Violation of Laws. Seller is in compliance in all material respects with all statutes and regulations applicable to the conduct of its banking business at the Branch Offices and has not received written notification from any agency or department of federal, state or local government asserting a violation of any such statute or regulation, threatening to revoke any license, franchise, permit or government authorization material to the conduct of the banking business at the Branch Offices or restricting the operation of the banking business at the Branch Offices.

Section 3.13. Certain Labor and Employment Matters. Seller has provided or made available to Buyer a complete list of all employees employed at the Branch Offices. There are no labor controversies pending, or to the best knowledge of Seller, threatened against Seller with respect to the operation of the Branch Offices.

Section 3.14. No Defaults. Seller is not in material default under any material agreement, commitment, arrangement, insurance policy or other instrument relating to the Branch Offices and to the best knowledge of Seller there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

Section 3.15. Statements True and Correct. No representation or warranty by Seller contained in this Agreement (including, without limitation, the Schedules hereto) contains any untrue statement of fact or omits any statement of fact necessary to make the statements herein not materially misleading.

ARTICLE FOUR

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby makes the following representations and warranties:

Section 4.01. Organization. Buyer is an Arkansas state banking corporation duly organized, validly existing and in good standing under the laws of Arkansas, and has the corporate power to carry on its business as the same is being conducted and to assume the liabilities being transferred and to effect the transactions contemplated herein.

Section 4.02. Authorization. Buyer’s Board of Directors has, by all appropriate action, approved this Agreement and the purchase and assumption transaction contemplated herein and authorized the execution hereof on its behalf by its duly authorized officers and the performance by Buyer of its obligations hereunder. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and to general principles of equity, whether considered in a proceeding at law or in equity. No other approvals or consents are required to consummate the transaction other than the appropriate regulatory approvals.

Section 4.03. Non-Contravention. The execution and delivery of this Agreement by Buyer do not, and, subject to the receipt of all required approvals and consents, including but not limited to regulatory approvals, the consummation of the transaction contemplated by this Agreement will not, constitute a breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license, agreement, indenture, or instrument to which Buyer is a party, or by which it or any of its assets or property is bound, which breach, violation, or default would have a material adverse effect on Buyer.

Section 4.04. Consents to Transaction. The consummation of the purchase and assumption transaction contemplated by this Agreement does not require Buyer to obtain the prior consent or approval of any person, other than regulatory approval from the appropriate regulatory authorities.

Section 4.05. Litigation. There are no governmental or administrative proceedings or other proceedings, litigation, judgment or claims pending or threatened against Buyer or any of its affiliates affecting the ability of Buyer to carry out this Agreement, or any of the transactions contemplated hereby, or which will materially affect Buyer or its operation of the Branch Offices after the Closing Date.

Section 4.06. Financial Information. Since the date of Buyer’s most recent Call Report as submitted to its primary regulatory authority, there has not occurred any material adverse change in the financial condition, business, prospects or affairs of Buyer, and Buyer has paid all of the debts and obligations in connection with the operation of its business as they became due (except those, if any, contested in good faith).

Section 4.07. Compliance with Capital Adequacy and Debt Guidelines. Buyer, on a stand-alone basis, meets or exceeds, as of June 30, 2009, and on a pro forma basis as of such date reflecting the purchase and assumption transaction contemplated hereby, (a) all applicable capital adequacy regulatory standards, (b) all applicable debt-to-equity regulatory guidelines and (c) all debt-reduction guidelines. Buyer knows of no reason why the approvals, consents or waivers of governmental authorities required to complete the purchase and assumption transaction contemplated hereby will not be obtained in a timely manner so as to permit the consummation of such transaction to occur as contemplated by this Agreement.

Section 4.08. Community Reinvestment Act. Buyer is in compliance in all material respects with the Community Reinvestment Act and its implementing regulations, and Buyer has no knowledge of threatened or pending actions, proceedings, or allegations by any person or regulatory agency which may cause any applicable regulatory authority to deny any application required to be filed pursuant to Section 6.01 hereof. In addition, Buyer has not been advised of any supervisory concerns regarding its compliance with the Community Reinvestment Act.

Section 4.09. Brokerage. There are no existing claims or agreements for brokerage commissions, finders’ fees, or similar compensation to any person engaged by or otherwise representing Buyer in connection with the transactions contemplated by this Agreement.

Section 4.10. Statements True and Correct. No representation or warranty by Buyer contained in this Agreement contains any untrue statement of fact or omits any statement of fact necessary to make the statements herein not materially misleading.

ARTICLE FIVE

AGREEMENTS OF THE SELLER

Section 5.01. Business in Ordinary Course.

(a) Except as may be required to obtain regulatory approvals or as otherwise may be required by any regulatory authority, after the date of this Agreement, Seller shall not, without the prior written consent of Buyer (which consent shall not be unreasonably withheld):

(i)   cause or permit the Branch Offices to engage or participate in any material transaction or incur or sustain any material obligation except in the ordinary course of business;

(ii)  undertake any actions which are inconsistent with a program to use all reasonable efforts to maintain good relations with employees employed at, and customers of, the Branch Offices, unless such actions are required or permitted by this Agreement or required by any regulatory authority;

(iii) Cause the transfer of Deposits from or to the Branch Offices in an aggregate amount exceeding $25,000, except upon the unsolicited request of a Branch Office customer in the ordinary course of business and except for Deposits relating to trust or other fiduciary accounts;

(iv)  Make any loan or loan commitment which will constitute a Loan to be transferred to Buyer, except loans and commitments made in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(v)  Accept any deposits for terms or rates in excess of those terms and rates generally prevailing in the Branch Offices’ marketing area;

(vi)  Acquire or dispose of any furniture, fixtures or equipment for the Branch Offices other than pursuant to commitments made on or before the date of this Agreement and except for replacement of furniture, fixtures and equipment and normal maintenance and refurbishing in the ordinary course of business;

(vii)   Increase or agree to increase the salary, remuneration or compensation of persons employed at the Branch Offices other than with the consent of the Buyer, and in accordance with Seller’s customary policies and/or bank wide changes consistent with past practices, or pay or agree to pay any uncommitted bonus to the employees;

(viii)  Enter into, amend or renew or extend any employment contract;

(ix)  Change any accounting procedures or practices, except as required by generally accepted accounting principles in the United States;

(x)   Take, or instruct its affiliates to take, any action (A) impairing Buyer’s rights in any Deposit or Asset; (B) impairing in any way the ability of Buyer to collect upon any Loan or Qualified Excluded Loan; (C) except in the ordinary course of servicing, waive any material right, whether in equity or at law, that it has with respect to any Loan or Qualified Excluded Loan; or (D) that could have a material adverse effect on the business or prospects of the Branch Offices or on the consummation of the transaction;

(xi)   Without the prior written consent of Buyer, engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of Seller contained in Article Three hereof, if such representations and warranties were given as of the date of such transaction or action; or;

(xii)   Fail to promptly notify Buyer in writing of the occurrence of any matter or event known to and directly involving Seller, which would not include any changes in conditions that affect the banking industry generally, that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of the Branch Offices.

Section 5.02. Breaches. Seller shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Buyer and use its best efforts to prevent or promptly remedy the same.

Section 5.03. Consents to Assumed Contracts. Seller shall use commercially reasonable efforts to obtain all necessary consents with respect to all interests of Seller in the Assumed Contracts which require the consent of another person for their transfer or assumption pursuant to this Agreement, if any.

Section 5.04. Consummation of Agreement. Seller shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the purchase and assumption transaction contemplated by this Agreement in accordance with the terms and provisions hereof. Seller shall furnish to Buyer in a timely manner all information, data and documents in the possession of Seller requested by Buyer as may be required to obtain any necessary regulatory or other approvals of the purchase and assumption transaction contemplated by this Agreement and shall otherwise cooperate fully with Buyer to carry out the purpose and intent of this Agreement.

Section 5.05. Access to Information. Seller shall permit Buyer reasonable access, in a manner which will avoid undue disruption or interference with Seller’s normal operations, to the Branch Offices and shall disclose and make available to Buyer at the main office of Seller all books, documents, papers and records relating to the Branch Offices, its assets, operations, obligations and liabilities, including, without limitation, all books of account (including the general ledger), tax records, material contracts and agreements, loan files, filings with any regulatory authority, litigation files, and any other business activities or prospects in which Buyer may have a reasonable and legitimate interest in furtherance of the purchase and assumption transaction contemplated by this Agreement. Seller will give Buyer access to the documents and records related to the Loans, and in isolated instances related to specific collateral issues, such as environmental history or condition, Seller will give Buyer access to the customer. Buyer will hold any such information in accordance with the provisions of Section 11.01 hereof.

ARTICLE SIX

AGREEMENTS OF THE BUYER

Section 6.01. Regulatory Approvals. Buyer shall file, within ten (10) business days after the date of this Agreement, all regulatory applications required in order to consummate the purchase and assumption transaction contemplated by this Agreement, including, without limitation, the necessary applications for the prior approval of the Arkansas Banking Department and the Federal Reserve. Buyer shall provide to Seller a copy of such applications and correspondence pertaining thereto contemporaneously with the filing or receipt of same. Seller will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 11.01 hereof. Seller shall timely file the Notice of Purchase or Sale of Assets and/or Transfer of Liabilities by a Savings Institution with the Office of Thrift Supervision and coordinate with Buyer regarding same. Each of Buyer and Seller shall timely file all documents respectively required to obtain all necessary permits and approvals required to carry out the purchase and assumption transaction contemplated by this Agreement, shall pay all its expenses incident thereto and shall use its best efforts to obtain such permits and approvals on a timely basis.

Section 6.02. Breaches. Buyer shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Seller and use its best efforts to prevent or promptly remedy the same.

Section 6.03. Consummation of Agreement. Buyer shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the purchase and assumption transaction contemplated by this Agreement in accordance with the terms and conditions hereof.

Section 6.04. Access to Information. Buyer shall permit Seller reasonable access in a manner which will avoid undue disruption or interference with Buyer’s normal operations to its properties and shall disclose and make available to Seller such information of Buyer in which Seller may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. Seller will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 11.01 hereof.

ARTICLE SEVEN

CONDITIONS PRECEDENT TO THE BRANCH PURCHASE AND ASSUMPTION

Section 7.01. Conditions Regarding Transfer of Real Estate. The Real Estate of the Branch Offices will be conveyed under the following terms and conditions:

(a)  Inspection.

(i) For a period of forty-five (45) days following the date of this Agreement, Buyer, at its expense, may conduct reasonable investigations and inspections of the Real Estate as Buyer deems appropriate (excluding environmental studies, which are addressed below) to determine that the Real Estate is in the condition required by Buyer. The inspection may include the electrical, mechanical, plumbing, appliances and all improvements, structures and components on or about the Real Estate (collectively, the “Inspection Items”). Buyer does not expect such Inspection Items to be like new and recognizes that ordinary wear and tear to such Inspection Items is normal. The condition required by Buyer with regards to all Inspection Items shall be that such items be in normal working order (i.e., the Inspection Items function properly for the purpose for which they are intended) and that there are no structural defects in the improvements. Buyer shall provide to Seller as soon as practicable after Buyer’s inspection is completed, but within forty-five (45) days following the date of this Agreement in any event, a notice stating that the inspections have been performed which contains a listing of all items that Buyer asserts to be in need of repair, or stating that no repairs are needed. In the event Buyer does not make the necessary required inspections and/or does not present the notice regarding specific repairs within the allotted forty-five (45) day time period, Buyer waives all rights to condition of the Real Estate and assumes complete responsibility for any and all future repairs and the condition of the property. If Buyer provides the notice regarding specific repairs requested as required pursuant to the above, Seller will have ten (10) business days after such notice is received to respond to Buyer’s request and indicate in writing to Buyer either that (A) all listed repairs will be completed by Seller even to the extent exceeding the Repair Limit (as defined below), or (B) listed repairs will be completed by Seller but only to the extent of a sum not to exceed the Repair Limit. In any event, if the notice is given by Buyer as required above, whether or not Seller responds within the ten (10) business day allotted period, Seller agrees to pay the mutually agreed upon cost to repair the specific items listed in a sum not to exceed $100,000.00 (the “Repair Limit”). If repair costs to the Inspection Items exceed the Repair Limit, and Seller shall not have agreed to repair and pay for repairs in excess of the Repair Limit, Buyer will have the option to: (A) terminate this Agreement by giving written notice of termination to Seller within five (5) business days following the date of Seller’s written response, or expiration of the ten (10) business day allotted response period (time being of the essence); or (B) accept the Real Estate in its condition at the time with a reduction in the price allocated to the Real Estate equal to the Repair Limit, less the cost of any requested repairs made and paid for by Seller after receipt of the notice from Buyer regarding the requested repairs, in which case this contingency will be deemed waived. In the event Buyer fails to timely complete the inspection, and/or deliver a notice of requested repairs under this section, this contingency will be deemed waived.

(ii)  If Buyer inspects the Real Estate and delivers to Seller the notice of requested repairs within the time period set forth above, Buyer shall have the right to re-inspect all Inspection Items immediately prior to Closing to ascertain whether the Inspection Items are in normal working order and to determine whether all requested and accepted repairs have been made. If the Inspection Items are found not to be in normal working order upon re-inspection, Buyer shall have the option to: (A) accept the Real Estate in its condition at Closing with credit to Buyer at Closing for any portion of the Repair Limit that has not already been spent by Seller for repairs or previously credited to Buyer under this Section 7.01, or (B) declare this Agreement null and void.

(iii)  Notwithstanding Subsections 7.01(a)(i) and (ii) above, unless Seller agrees otherwise pursuant to Section 7.01(a)(i) above, Seller shall not be obligated to expend an amount for repairs or provide a credit to Buyer toward the Purchase Price concerning repairs in excess of the Repair Limit. The agreement by Seller to expend, or actual expenditure of, sums beyond the Repair Limit or other attempts to satisfy concerns of Buyer regarding the Inspection Items shall not affect or defeat the options provided to Buyer in Subsections 7.01(a)(i) and (ii) above to the extent such needed repairs represent correction of structural defects or excessive repairs are required (exceeding $150,000.00).

(iv)  Buyer will have the right to enter the Real Estate and conduct the inspections and investigations described in subsection (i) during normal business hours and upon at least two business days’ advance written notice to Seller. Buyer’s activities on the Real Estate will not include intrusive tests or inspections without Seller’s prior written consent. Buyer will not interfere with the business activities being conducted on the Real Estate during the times of access and Buyer, at its expense, will fully repair and restore all damage and alterations to the Real Estate caused by or on behalf of Buyer and will indemnify Seller for any other loss Seller incurs as the result of Buyer’s activities on the Real Estate.

(b)     Environmental Matters.

(i)   As used in this section:

“Environmental Condition” means: (A) an above ground storage tank, underground storage tank, subsurface structure or container, and its associated piping, which is present at the Real Estate and which violates an Environmental Law; (B) a Hazardous Substance present in soil and/or groundwater at the Real Estate which violates an Environmental Law; (C) a discharge, emission or release of a Hazardous Substance related to the Real Estate which violates an Environmental Law; (D) an event or condition that likely has occurred or exists with respect to the Real Estate which constitutes a violation of an Environmental Law; or (E) an event or condition related to the Real Estate which requires cleanup, remedy, abatement or restoration of contaminated surface water, groundwater, soil or natural resource under an Environmental Law.

“Environmental Law” means any federal or state law, regulation or common law ruling applied by a federal or state court or agency that governs: (A) health, safety and sanitation; (B) the protection of the environment or human health or welfare; (C) the presence, investigation, correction, abatement, remedy, restoration or cleanup of a Hazardous Substance; (D) the closure of a treatment, storage or disposal facility; (E) the use, storage, treatment, generation, transportation, processing, handling, production or disposal of a Hazardous Substance; (F) the protection of the environment from spilled, released, discharged or deposited Hazardous Substances; or (G) the reimbursement or contribution for the costs of responding to the presence of a Hazardous Substance.

“Hazardous Substance” means a substance, contaminant, pollutant, chemical, material or waste which is considered to be hazardous or toxic or regulated substance under an Environmental Law.

(ii)  As soon as practicable and within forty-five (45) days following the date of this Agreement, Buyer shall complete, at its expense, a Phase I environmental assessment (the “Environmental Survey”) of the Real Estate. Upon receipt, Buyer promptly will provide Seller with the results of the Environmental Survey, including copies of all written reports, analytical data, correspondence, notices or other written material. In the event the Environmental Survey identifies a potential or actual Environmental Condition (or in any event recommends further investigation or testing), Buyer will give Seller written notice of the potential or actual Environmental Condition within five business days of receipt of the Environmental Survey (together with all information it possesses relating to the Environmental Condition). If there have been underground storage tanks previously located on the property, Buyer may require that Seller perform a Phase II survey relative thereto in any event. As soon as practicable and within sixty (60) days of receipt of the notice from Buyer, Seller shall complete a physical examination and investigation of the potential or actual Environmental Condition revealed in the Environmental Survey (the “Phase II Survey”). The Phase II survey shall be conducted by the same firm engaged by Buyer to conduct the Phase I, or by such other firm as the parties may otherwise mutually agree. The subject, scope, manner and method of the Phase II Survey will be subject to Buyer’s prior review and reasonable approval. During the Phase II Survey, Buyer will have access to all field data, analytical data and analytical results. Upon Seller’s receipt of a final written report of the Phase II Survey, Seller promptly will deliver to Buyer copies of the Phase II Survey report, all written reports, analytical data, correspondence, notices or other written materials relating thereto (which collectively constitutes the “Phase II Survey”).

(iii)  In the event such a Phase II Survey confirms the presence of an Environmental Condition, Seller shall notify Buyer in writing within fifteen (15) days of the delivery of the Phase II Survey report to Buyer whether or not Seller will cause an abatement of such Environmental Condition pursuant to Subsection 7.01(b)(iv) below. If Seller fails to notify Buyer within such fifteen (15) day period, Seller shall be deemed to have elected not to cause an abatement of such Environmental Condition. If Seller does not agree to cause an abatement of such Environmental Condition within such fifteen (15) day period, pursuant to Subsection 7.01(b)(iv) below, Buyer will have a period of fifteen (15) days from Seller’s election or deemed election not to abate such Environmental Condition following Closing to either accept the Real Estate “as is” or elect not to purchase the Real Estate and any items of personal property constituting fixtures to the Real Estate, and reduce the Purchase Price by the appropriate amounts that would have been paid for same pursuant to the Agreement. In the event Buyer fails to make a timely objection under this section, this contingency will be waived. If such Phase II Survey does not confirm the presence of any Environmental Condition related to the Real Estate, Buyer will be obligated to complete the sale pursuant to this Agreement, including the Real Estate, within the thirty (30) day period following receipt of the Phase II Survey, satisfaction of other conditions, and receipt of regulatory approval, whichever is later, pursuant to Section 2.02.

(iv)  If the Phase II Survey confirms the presence of an Environmental Condition related to the Real Estate, and (A) Seller has notified Buyer that Seller agrees to cause an abatement of the Environmental Condition at its expense, as soon as practicable within the one (1) year period following Closing, and (B) Buyer and Seller agree for Buyer to rent the Real Estate pursuant to a written agreement providing for a fair rental under all the facts and circumstances entered into within fifteen (15) days following delivery of Seller’s notice to Buyer agreeing to cause the abatement, then the parties shall consummate and close the transaction pursuant to this Agreement by omitting the Real Estate and any items of personal property constituting fixtures to the Real Estate and reduce the Purchase Price by the appropriate amounts that would have been paid for same pursuant to this Agreement. Thereafter, if Seller completes all necessary remediation and abatement of the Environmental Conditions indicated on the Phase II Survey to an extent necessary to meet the minimum risk-based standards applicable to the Real Estate under the anticipated use thereof pursuant to applicable Environmental Law, and, to the extent applicable, obtains any necessary regulatory case closure letter, clearance letter, no further action letter, or other applicable notices or approvals, within the one (1) year period following Closing (or within any mutually extended period thereafter), Buyer and Seller shall consummate the purchase and sale as to the Real Estate and fixtures pursuant to the terms of this Agreement and at the Purchase Price for same as provided herein within thirty (30) days of Seller’s notice to Buyer of compliance with such abatement. If such abatement and remediation are not completed by Seller pursuant hereto within the one (1) year period following Closing (or within any mutually extended period thereafter), then, unless the Buyer in any event elects to purchase the Real Estate pursuant to the terms hereof by delivery of notice to Seller of such election within fifteen (15) days of expiration of the one (1) year period (or within any mutually extended period thereafter) (in which case closing of such purchase and sale shall occur within thirty (30) days of such notice), or if Buyer and Seller fail to timely enter into the rental agreement as provided above, any agreements, rights or obligations hereunder between the parties regarding the purchase and sale of the Real Estate shall be deemed terminated and of no further force and effect.

(v)  In the event Seller conducts a Phase II Survey and following its completion Buyer purchases the Real Estate, Buyer will reimburse Seller for one-half of the cost of the Phase II Survey. If the Real Estate is not purchased by Buyer, Seller will have no further responsibility or obligation to Buyer with respect to the retained Real Estate.

(c)    Title.

(i)  As soon as practicable and within twenty (20) days of the date of this Agreement, Seller will provide Buyer with a commitment from a title insurance company licensed in Kansas to issue title insurance for an amount equal to the greater of the fair market value of the Real Estate as shown on the most recent tax bill or the amount of the price attributable to the Real Estate in this Agreement upon the recording of proper documents and payment of the applicable premium to the title insurance company (the “Title Commitment”). The Title Commitment will show title to the Real Estate as of a date no more than fifteen (15) days before the Title Commitment is provided to Buyer and will be sufficient to insure good and marketable fee simple record title to the Real Estate except for municipal and zoning ordinances and related agreements, recorded easements, recorded building and use restrictions and covenants, general taxes levied in the year in which the Closing Date falls, any matters that a current and accurate survey of the Real Estate would disclose (if Buyer does not obtain a survey at Buyer’s option), and any other matters approved by Buyer (collectively, the “Permitted Exceptions”).

(ii)  Upon receipt of the Title Commitment and its related documents, Buyer will have ten (10) days to examine the Title Commitment and notify Seller in writing of any defects or objections affecting the marketability of the title to the Real Estate which are not included in the Permitted Exceptions. Seller will then have until the Closing Date to cure the defects and objections. If Seller elects not to cure the defects and objections or fails to cure the defects or objections by the Closing Date, Buyer will have the option to: (A) terminate this Agreement by giving written notice of termination to Seller; or (B) accept title to the Real Estate subject to the defects and objections with no reduction in the price allocated to the Real Estate, in which case the defects and objections will be deemed “Permitted Exceptions.”

(iii)  Seller will pay the cost of the Title Commitment and insurance premiums and the cost of any transfer tax imposed by the State of Kansas on the conveyance of the Real Estate. Buyer will pay the cost of any investigation of the Real Estate desired by Buyer and the cost of any additional title coverage or special endorsements.

(d) Conveyance of Real Estate. At the Closing Date, Seller will convey the Real Estate by general warranty deed, free and clear of all liens and encumbrances except the Permitted Exceptions.

Section 7.02. Conditions to Seller’s Obligations. Seller’s obligations to effect the purchase and assumption transaction contemplated by this Agreement shall be subject to the satisfaction (or waiver by Seller) prior to or on the Closing Date of the following conditions:

(a)  The representations and warranties made by Buyer in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on the Closing Date;

(b)  Buyer shall have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement;

(c)  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the purchase and assumption transaction contemplated by this Agreement shall be in effect nor shall any proceeding by any bank regulatory authority or other governmental agency seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the purchase and assumption transaction contemplated by this Agreement which makes the consummation of such transaction illegal;

(d)  All necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the purchase and assumption transaction contemplated by this Agreement shall have been obtained in a manner and form reasonably satisfactory to Seller, and all waiting periods required by law shall have expired;

(e)  Seller shall have received all documents required to be received from Buyer on or prior to the Closing Date, all in form and substance reasonably satisfactory to Seller; and

(f)  Buyer shall have accepted the status of title as reflected in the commitment for title insurance or title opinion (as such commitment or opinion may have been modified) delivered by Seller pursuant to Section 7.01(c) hereof.

Section 7.03. Conditions to Buyer’s Obligations. Buyer’s obligations to effect the purchase and assumption transaction contemplated by this Agreement shall be subject to the satisfaction (or waiver by Buyer) prior to or on the Closing Date of the following conditions:

(a)  The representations and warranties made by Seller in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date;

(b)  Seller shall have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement;

(c)  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the purchase and assumption transaction contemplated by this Agreement shall be in effect, nor shall any proceeding by any bank regulatory authority or other governmental agency seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the purchase and assumption transaction contemplated by this Agreement which makes the consummation of such transaction illegal;

(d)  All necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the purchase and assumption transaction contemplated by this Agreement shall have been obtained in a manner and form reasonably satisfactory to Buyer, and all waiting periods required by law shall have expired;

(e)  Buyer shall have received all documents required to be received from Seller on or prior to the Closing Date, all in form and substance reasonably satisfactory to Buyer; and

(f)  Buyer shall have accepted the status of title as reflected in the commitment for title insurance or title opinion (as such commitment or opinion may have been modified) delivered by Seller pursuant to Section 7.01(c) hereof.

(g)  There shall not have been a Material Adverse Change (as herein defined) in the business, operations, properties, assets or condition (financial or otherwise), of the Branch Offices. A “Material Adverse Change” shall mean with respect to a Branch, any effect that is material and adverse to the business, operations, properties, assets or condition (financial or otherwise), of the Branch, provided however, that changes in general economic conditions and/or conditions that affect the banking industry generally, changes resulting from the current supervisory agreement to which the Seller is subject, or any subsequent enforcement action, that would not materially limit or impair the business, operations, properties, assets or condition (financial or otherwise) of the Branches when owned by the Buyer following Closing, and changes resulting from the announcement of this Agreement pursuant to Section 11.02 hereof and the transactions contemplated in this Agreement shall not constitute a “Material Adverse Change.”

ARTICLE EIGHT

TERMINATION OR ABANDONMENT

Section 8.01. Mutual Agreement. This Agreement may be terminated by the mutual written agreement of the parties at any time prior to the Closing Date.

Section 8.02. Breach of Representations or Agreements. In the event that there is a material breach in any of the representations and warranties or agreements of Seller or Buyer, which breach is not cured within 30 days after notice to cure such breach is given to the breaching party by the non-breaching party, then the non-breaching party may terminate and cancel this Agreement by providing written notice of such action to the other party hereto.

Section 8.03. Failure of Conditions. In the event that any of the conditions to the obligations of either party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in Section 8.02 hereof has lapsed, then such party may terminate and cancel this Agreement by delivery of written notice of such action to the other party on such date.

Section 8.04. Approval Denial. If any regulatory application filed pursuant to Section 6.01 hereof should be finally denied or disapproved by the respective regulatory authority, then this Agreement thereupon shall be deemed terminated and canceled; provided, however, that a request for additional information from, or undertakings by, the applicant, as a condition for approval, shall not be deemed to be a denial or disapproval so long as the applicant diligently provides the requested information or agrees to the requested undertaking. If any regulatory agency requests that an application be withdrawn and the applicant, in consultation with the other party to this Agreement, is unable to resolve the concern or objections of such agency, the applicant shall be deemed to have failed to obtain regulatory approval. In the event an application is denied but is subject to an appeal, petition for review, or similar such act on the part of the applicant (hereinafter referred to as the “appeal”) then the application will be deemed denied unless the applicant and the other party to this Agreement agree in writing to appeal the denial and the applicant prepares and timely files such appeal and continues the appellate process for purposes of obtaining the necessary approval, provided, however, that Seller shall have the right, at its election, to terminate this Agreement if such appeal remains unresolved for a period exceeding 60 days.

Section 8.05. Automatic Termination. If the Closing Date does not occur on or prior to January 31, 2010, then this Agreement shall thereupon be terminated; provided, such date may be extended by Seller up to sixty (60) days by providing written notice of such extension to Buyer on or prior to the date this Agreement would otherwise terminate. Any such extension(s) shall be in the sole discretion of Seller.

ARTICLE NINE

TRANSITIONAL AND POST-CLOSING MATTERS

Section 9.01. Notification to Branch Offices Customers. Buyer shall:

(a)  jointly with Seller, on a mutually agreed upon date, but in no event later than is required by statute or regulation, prepare and mail to each depositor whose Deposit is to be assumed by Buyer, a letter, in form and substance mutually satisfactory to the parties and as required by any applicable regulatory authority, informing such depositor of the nature of such transaction and the continuing availability of services to be provided by the Buyer in the Branch Offices on and after the Closing Date;

(b)  at its own cost and expense, cause to be printed deposit tickets, checks, withdrawal orders and all other requisite banking transactional forms for each account which constitutes a Deposit and mail such deposit tickets, checks, withdrawal orders and other forms to each customer having such an account so as to be received by such customer on or within three (3) days prior to the Closing Date, each such document to be encoded with Buyer’s identification numbers and to be accompanied by Buyer’s letter, in form and substance satisfactory to Seller, (i) advising that, from and after the Closing Date, such newly issued deposit tickets, checks, withdrawal orders and other forms are to be used instead of the corresponding existing documents of Seller with respect to the customer’s Deposit account maintained at the Branch Offices, that any such existing documents of Seller are to be destroyed and (ii) advising customers of the date after which it will no longer honor checks, drafts and withdrawal orders or forms provided by Seller and carrying Seller’s imprint, which shall be thirty (30) days after the Closing Date; and

(c)  take any other actions required by law or regulation or by any court or regulatory authority to notify customers or depositors of the Branch Offices or residents of the community in which the Branch Offices are located of the transfers and assumptions occurring pursuant to this Agreement. The out-of-pocket costs of the mailings required by subsection (a) and (b) of this section shall be borne by Buyer.

Section 9.02. Payment of Instruments. Following the Closing, Buyer agrees to pay in accordance with law all checks, drafts, and withdrawal orders (including ACH debits) which are properly drawn by depositors with respect to the Deposits assumed by Buyer, which are duly endorsed (or for which necessary endorsements are deemed supplied by applicable law) and otherwise properly payable, in light of credit balances and overdraft privileges, if any, applicable to such depositors, and presented to Buyer by mail, over its counters, or through the check-clearing system of the banking industry, and in all other respects to discharge, in the usual course of the banking business, the duties and obligations of the Seller with respect to the balances due and owing to the depositors whose Deposits are assumed by Buyer.

Section 9.03. Statements. Seller shall issue statements to its customers which include all transactions with respect to the Deposits through the close of business on the Closing Date, and Buyer shall issue statements for all transactions with respect to the Deposits thereafter.

Section 9.04. Limited Correspondent. Prior to the Closing Date, Seller and Buyer will develop the appropriate procedures and arrangements (which shall include establishment by Buyer of the settlement account with Seller per Section 9.05 below) to provide for settlement by Buyer of checks, drafts, withdrawal orders, returns and other items that are drawn on or chargeable against Deposits after the Closing Date. Seller will cooperate with Buyer and take reasonable steps requested by Buyer to ensure that, for a period of sixty (60) days after the Closing Date, each check, draft or withdrawal order drawn against Deposits encoded for presentment to Seller or to any bank for the account of Seller is delivered to Buyer in a timely manner and in accordance with applicable law and clearinghouse rule or agreement. Consistent therewith, for a period of sixty (60) calendar days after the Closing Date, Seller shall act as Buyer’s limited correspondent for the processing of checks, drafts and withdrawal orders drawn before or after the Closing on the draft, check or withdrawal order forms provided by Seller on Deposits assumed by Buyer hereunder, and Buyer will honor and pay all such checks, drafts and withdrawal orders if duly endorsed and to the extent that the credit balances or overdraft privileges of the drawers or makers permit; provided, that Seller shall present all such checks, drafts and withdrawal orders to the Buyer’s designated courier at or before 5:00 p.m. on the date such checks, drafts or withdrawals are received by Seller.

Section 9.05. Uncollected Items. At Closing, Buyer shall establish a settlement account with Seller (the “Clearing Account”). Buyer and Seller shall settle daily through the Clearing Account the amount of all uncollected items included in the Deposits on the Closing Date which are returned to Seller after the Closing Date as uncollected; provided, that Seller shall, upon Buyer’s making such payment, deliver each such item to Buyer and shall assign to Buyer any and all rights which Seller may have or obtain in connection with such returned items.

Section 9.06. Loans and Deposits. For a period of sixty (60) calendar days after the Closing Date, Seller will forward to Buyer as soon as reasonably possible any loan payments received by Seller made with respect to Loans purchased by Buyer and any deposits received by Seller made with respect to Deposits. Buyer shall reimburse Seller upon demand for checks returned on payments forwarded by Seller to Buyer. If the balance due on any Loan purchased pursuant to Section 1.01(d) has been reduced by Seller as a result of a payment by check received prior to the Closing Date, which item is returned after the Closing Date, the Acquisition Value represented by the Loan transferred shall be correspondingly increased and an amount in cash equal to such increase shall be paid by Buyer to Seller promptly upon demand.

Section 9.07. ACH. Prior to the Closing Date, Seller will notify all Automated Clearing House (“ACH”) originators effecting debits or credits to the accounts of the Deposit Liabilities of the transactions contemplated by this Agreement. For a period of one hundred twenty (120) days beginning on the Closing Date, Seller will honor all ACH items related to accounts of Deposit Liabilities which are mistakenly routed or presented to Seller. Seller will make no charge to Buyer for honoring such items, and will use its best efforts to transmit to Buyer via facsimile, or other electronic form, by 10:00 a.m. or as soon as practicable thereafter, each day’s ACH data that is to be posted that day. Items mistakenly routed or presented after the 120-day period may be returned to the presenting party. Seller and Buyer shall make arrangements to provide for the daily settlement through the Clearing Account with immediately available funds by Buyer of any ACH items honored by Seller.

Section 9.08. Credit Life Insurance. Seller and Buyer agree that Buyer shall become the beneficiary of credit life and/or disability insurance written on any direct consumer installment loans included in the Loans and coverage will continue to be the obligation of the current insurer after the Closing and for the duration of such insurance as provided under the terms of the policy or certificate. Seller and Buyer agree to cooperate in good faith to develop a mutually satisfactory method by which the current insurer will make rebate payments to and satisfy claims of the holders of such certificates of insurance after the Closing Date. The parties’ obligations in this section are subject to any restrictions contained in existing insurance contracts as well as applicable law and regulations.

Section 9.09. Non-Solicitation and Covenant Not to Compete.

(a) Seller agrees that, following the date hereof and for a period of five (5) years after the Closing Date, neither Seller nor its affiliates, subsidiaries, successors or assigns, including Harrington Wealth Management Company:

(i)  will solicit customers whose deposits or loans are assumed or acquired by Buyer hereunder to provide banking services or bank related services to such customers, it being expressly understood by Buyer that such agreement by Seller shall not be construed to prohibit (A) any general mass mailings or other similar communications made by Seller which does not specifically target customers of the Branch Offices, (B) newspaper, television, radio or similar advertisements of a general nature, or (C) solicitation of services of the type currently provided by Harrington Wealth Management Company to bank customers who are also existing customers of Harrington Wealth Management Company as of the date hereof;

(ii)  without the prior written approval of Buyer, will solicit for employment or hire any employee of Seller located at the Branch Offices who becomes an employee of Buyer upon consummation of the transactions contemplated by this Agreement;

(iii)  will use, or allow the use of, the name “Harrington Bank” within the state of Kansas or Missouri; or

(iv) will directly or indirectly, engage in any banking or thrift business or otherwise which includes deposit or loan products or related services, or maintain any office or presence, or act through Harrington Wealth Management Company or any loan servicing employee temporarily retained by Seller pursuant to Section 9.14(f), or any other person or entity, to directly or indirectly offer deposit or loan products or other related products, within the counties of Johnson, Douglas, Leavenworth, and Wyandotte in Kansas and the counties of Platte, Clay, Jackson and Cass in Missouri. Insomuch as Buyer intends to solicit business and/or services within the above-named counties, the geographic scope of this covenant shall include the above-named counties. Seller acknowledges and agrees that such geographic scope and duration are fair and reasonable in all respects. Seller further agrees not to interfere with Buyer’s ability to develop and/or maintain relationships with the current loan and deposit customers of Seller related to the Branch Offices. The parties acknowledge that this covenant is made by Seller as an inducement to Buyer to purchase the Assets and assume Liabilities, and any breach or evasion of this covenant will cause immediate and irrevocable injury to Buyer, and that this covenant may be enforced by injunction and/or by the imposition of damages caused by the breach hereof. Seller agrees and acknowledges that the scope and duration of the covenant is fair and critical to Buyer’s acquisition and enjoyment of the going concern value of the business acquired pursuant to this Agreement.

(b) Buyer agrees that following the date hereof and for a period of five (5) years after the Closing Date, neither Buyer nor its affiliates, subsidiaries, successors or assigns will, without the approval of Seller, solicit for employment or hire David Goodman, the Senior Vice President of Harrington Wealth Management Company.

Section 9.10. Access to Records. Seller and Buyer mutually agree to maintain all records and other documents relating to the Assets and Assumed Liabilities for such periods as provided in Seller and Buyer’s respective record retention policies and required by applicable law, and to examine, inspect, copy and reproduce such records and other documents relating to such Assets and Assumed Liabilities as may be reasonably requested by the other party. Any charges for such examination and photocopying shall be at a rate not greater than the examining party’s customary rates for similar requests by its customers.

Section 9.11. Information Reporting. With respect to the Loans and Deposits purchased and assumed by Buyer pursuant to this Agreement, Seller shall be responsible for reporting to the customer and to the Internal Revenue Service (and any state or local taxing authority as required by law) all interest paid or earned by the customer prior to and including the Closing Date, and Buyer shall be responsible for reporting to the customer and to the Internal Revenue Service (and any state or local taxing authority as required by law) all interest paid or earned by the customer after the Closing Date.

Section 9.12. Transition. From and after the date of this Agreement, Seller and Buyer agree to fully cooperate with and assist one another in connection with the transition and conversion of all customer accounts, files (including data processing files) and other information which are being purchased and assumed by Buyer pursuant to the terms hereof. Within thirty (30) calendar days following the execution of this Agreement, Seller shall provide to Buyer a test data conversion file, and fully cooperate with and provide necessary assistance to Buyer so that an electronic data conversion of the accounts can be delivered by Seller at the close of business on the Closing Date. Additionally, each of the Buyer and Seller agree to provide each other, upon reasonable prior notice, with such information and data as is necessary to allow Seller and Buyer to comply with all tax, regulatory reporting, audit or other compliance obligations relating to the customers, employees and operations of the Branch Offices, and each of Seller and Buyer agree to timely take any and all action as required by law to comply with such tax, regulatory and/or reporting obligations.

Section 9.13. Overdrafts. Prior to the Closing, Seller agrees to cooperate with Buyer and to use its best efforts to identify those deposit accounts for which provisional credit has been given and that contain uncollected funds.

Section 9.14. Employment of Branch Offices Employees.

(a)  Offer of Employment to Employees. Seller’s Branch Offices employees (“Employees”) are currently identified on the Employee Disclosure Schedule attached hereto as Schedule G. As of the Closing Date, Buyer will offer employment to Employees that Buyer chooses to hire consistent with Buyer’s hiring policies and procedures (each Employee who accepts such offer of employment by Buyer, a “Hired Employee”). Buyer shall receive and review employment applications and comply with its other hiring procedures and identify the Employees to be offered employment by Buyer approximately thirty (30) days prior to the Closing Date.

(b)  Seller’s Duties. Immediately prior to the Closing Date, Seller shall terminate the employment of all of the Hired Employees and Seller shall make all payments to such Hired Employees for wages, incentive compensation, commissions, bonuses, severance and vacations owing to or accruing by such employees prior to the Closing Date. Buyer shall not be obligated to Seller or any other party for any compensation or labor-related obligations or liabilities arising out of any person’s employment with the Seller or termination by Seller, which shall be Excluded Liabilities pursuant hereto, and Seller agrees to satisfy all such obligations and/or liabilities.

(c)  Employee Disclosure Schedule. The Employee Disclosure Schedule attached hereto as Schedule G: (i) identifies the Employees of the Branch Offices, each Employee’s position and job location; (ii) lists each Employee’s base salary and other compensation (including incentives, bonuses, commissions, stock based awards, perquisites, etc.) during the preceding 12-month period and increases in base salary during the preceding 12-month period; and (iii) identifies the normal work schedule for each Employee.

(d)  Hired Employees’ Benefits. To the extent allowed under Arvest policies, permitted by applicable law, the provisions of Buyer’s benefit plans, and necessary insurance underwriter approvals, each Hired Employee will become eligible to participate in employee welfare benefit and retirement plans and other fringe benefits and perquisites extended to employees holding comparable positions with Buyer. Each Hired Employee will be credited for eligibility, participation and vesting purposes (provided that no more than the maximum days of sick leave provided in the Seller’s sick leave program may be carried over), with such employee’s respective years of past service with Seller (or other prior service so credited by Seller). Seller agrees to reasonably cooperate with Buyer regarding a post-closing participation date on certain plans to the extent necessary to accommodate a month end date or insurer requirements, with any cost of continuance coverage in Seller’s health, dental or disability plan to be borne by Buyer.

(e)  Employee Information and Cobra Obligations. In addition to the other information specifically provided for herein, Seller and Buyer shall furnish to each other such employee information and such descriptions of personnel policies, procedures, and benefit plans applicable to Hired Employees as either party may reasonably request, including employee service records and benefit records, both prior to and after the Closing Date, including (without limitation) years of service to be counted for eligibility and vesting purposes under any employee benefit plans and information pertinent to determinations concerning COBRA coverage. “COBRA Coverage” means any and all health continuation obligations under ERISA Section 601, Code Section 4980B and/or applicable state law arising from an individual’s loss of coverage under Seller’s health plan whether before or after the Closing Date. Seller agrees that it will continue to maintain a health benefits plan for at least three years following the Closing Date and will continue to provide COBRA coverage to all individuals who had become entitled to such coverage in its health plan before the Closing Date and will also provide COBRA coverage to individuals who had been covered in its health plan who become eligible for COBRA coverage as a result of loss of coverage in Seller’s health plan following the Closing Date (including to individuals who become employed with Buyer or any of its affiliates but, because of the part-time nature of their employment, may not be eligible for coverage under Buyer’s health benefits plans, or for any other reason elect COBRA coverage). In any event, Seller shall provide appropriate notice and offer COBRA coverage to all Employees terminated pursuant to Section 9.14(b), including Hired Employees.

(f)  Delayed Employment of Certain Commercial          Loan Department Employees. Seller and Buyer intend to cooperate to arrange for certain of the employees in Seller’s commercial loan department to be retained by Seller for a period ending between six (6) months and one (1) year following the Closing Date to enable Seller to continue servicing other loans of Seller outside the Branch Offices’ marketing area and existing loans within such marketing area which are not purchased by Buyer. Seller and Buyer intend that Seller will commit to hire such loan department employees (consistent with Buyer’s hiring policies and procedures) for employment by Buyer at the end of the period of retention by Seller (not to exceed one (1) year) at which time such employees shall only then become Hired Employees. Seller and Buyer intend that Buyer will rent space in a Branch Office facility to Seller where such retained employees shall be located during the period such employees are retained by Seller following Closing.

ARTICLE TEN

INDEMNIFICATION

Section 10.01. Indemnification of Seller. Seller will indemnify and hold Buyer harmless from and against any loss, cost, expense or other damage (including attorney fees) resulting from, arising out of, or incurred with respect to: (a) the breach of a representation or warranty made by Seller in this Agreement or in any document delivered pursuant to this Agreement; (b) the breach of a covenant made by Seller in this Agreement; (c) Excluded Liabilities and any debts, obligations, contracts and liabilities of Seller to the extent not expressly assumed by Buyer pursuant to this Agreement as an Assumed Liability; (d) arising out of or resulting from Seller’s operation of the Branch Offices on or prior to the Closing Date; or (e) claims asserted against Buyer by a third party as a result of any acts or omissions of Seller prior to the Closing Date.

Section 10.02. Indemnification of Buyer. Buyer will indemnify and hold Seller harmless from and against any loss, cost, expense or other damage (including attorney fees) resulting from, arising out of, or incurred with respect to: (a) the breach of a representation or warranty made by Buyer in this Agreement or in any document delivered pursuant to this Agreement; (b) the breach of a covenant made by Buyer in this Agreement; (c) arising out of or resulting from the Buyer’s operation of the Branch Offices after the Closing Date; or (d) any debts, obligations, contracts or liabilities of Seller constituting Assumed Liabilities specifically and expressly assumed by Buyer pursuant to this Agreement, unless the loss, cost, expense or other damage occurred as a result of an act or omission which occurred prior to the Closing Date.

Section 10.03. Limitation on Claims. Any claim for indemnification under this Section for the breach of a representation, warranty, covenant or agreement contained herein must be asserted within the applicable survival period set forth in Section 11.07, and if not asserted within that period the right to assert the claim will lapse. Except for claims asserted by a third party, the indemnifying party will not have any liability for a claim until the aggregate amount of the liability for the claim exceeds $10,000, at which time that party will have liability for the amount of the claim in excess of $10,000.

Section 10.04. Procedure. Any indemnified party shall give the indemnitor prompt notice of any claim hereunder; provided, the failure to give such notice shall not affect the right to indemnification hereunder unless the indemnitor was materially prejudiced by such failure. The indemnitor shall have the right to defend at its own expense any claim for which the indemnitor is liable hereunder, but no settlement or compromise of such claim may be effected which materially affects the indemnified party without its consent thereto, which shall not be unreasonably withheld. The indemnified party shall cooperate with the indemnitor in the defense of any such claims and may participate therein with its own counsel at its own expense.

Section 10.05. Non-Exclusive Remedy. Except to the extent that monetary remedies may be limited by Section 10.03, the indemnifications provided by this Section are not exclusive and shall not prevent the enforcement of any other rights or remedies any party may have at law or in equity.

ARTICLE ELEVEN

GENERAL

Section 11.01. Confidential Information. The parties acknowledge the confidential and proprietary nature of the “Information” (as herein described) that has heretofore been exchanged and that will be received from each other hereunder and agree to hold and keep, and to instruct their respective agents, representatives, shareholders, affiliates, employees and consultants to hold and keep, such Information confidential. Such Information will include any and all financial, technical, commercial, marketing, personally identifiable financial information concerning customers of the parties, or other information concerning the business, operations and affairs of a party that may be provided to the other, irrespective of the form of the communications, by such party’s employees or agents. The recipient of such Information agrees to treat the confidential Information with at least the same degree of care (but no less than a reasonable amount of care) and according to the same processes and procedures that recipient uses to safeguard its own confidential Information, including the personal information of recipient’s customers. Such Information shall not include information that is or becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and agents of a party who are directly involved in evaluating and/or performing this transaction. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party’s business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party.

Section 11.02. Publicity. Buyer and Seller shall cooperate with each other in the development and distribution of all news releases and other public disclosures concerning this Agreement and the transaction contemplated herein and shall not issue any news release or make any other public disclosure without the prior consent of the other party, unless such is required by law upon the written advice of counsel or is in response to published newspaper or other mass media reports regarding the transaction contemplated hereby, in which latter event the parties shall consult with each other regarding such responsive public disclosure.

Section 11.03. Return of Documents. Upon termination of this Agreement without the purchase and assumption transaction contemplated by this Agreement becoming effective, each party (i) shall deliver to the other originals and all copies of all Information made available to such party, and, except as may otherwise be required by law or to protect the interests of either party, (ii) will not retain any copies, extracts or other reproductions in whole or in part of such information, and (iii) will destroy all memoranda, notes and other writings prepared by either party based on the Information.

Section 11.04. Notices. Any notice or other communication shall be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile telecopy or any other means, addressed (in any case) as follows:

(a) if to Seller:
LOS PADRES BANK
610 Alamo Pintado Road
Solvang, CA 93463
Attention:            Craig J. Cerny
                          Chairman and CEO

                          William W. Phillips, Jr.
                          President
                          Harrington West Financial Group
Facsimile:            (480) 596-6561

With a copy to:

Kenneth E. Moore
Stuart|Moore
641 Higuera Street Suite 302
San Luis Obispo, CA 93401
Facsimile:     (805) 545-8599

and

(b) if to Buyer:
ARVEST BANK
P.O. Box 1860
Bentonville, AR 72712
Attention:                              Richard D. Chapman
Facsimile:                              (479) 464-1540

With copy to:

Ken F. Calhoon
Hilburn, Calhoon, Harper, Pruniski & Calhoun, Ltd.
One Riverfront Place – Eighth Floor
North Little Rock, AR 72114
Facsimile:                              (501) 372-2029

or to such other address as any party may from time to time designate by notice to the others.

Section 11.05. Expenses. Except as otherwise specifically provided herein, Seller and Buyer each shall pay all of their own out-of-pocket expenses incurred in connection with this Agreement, including, without limitation, appraisals, accounting and legal fees, and data proces sing charges, if any, whether or not the purchase and assumption transaction contemplated by this Agreement is consummated. The cost of the title insurance policy (including the related abstract and commitment) described in Section 7.01(c) hereof shall be paid by Seller, together with all documentary stamps or similar transfer fees. Recording costs with respect to the Real Property and all sales taxes (if any) with respect to the Personal Property shall be paid by Buyer.

Section 11.06. Liabilities. In the event that this Agreement is terminated pursuant to the provisions of Article Eight hereof, no party hereto shall have any liability to any other party for costs, expenses, damages or otherwise; provided, that, notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 8.02 hereof on account of a willful breach of any of the representations and warranties set forth herein, or any breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover its damages from the breaching party.

Section 11.07. Survival of Representations, Warranties and Agreements.  The representations, warranties, covenants and agreements of each of the parties to this Agreement made herein or in other certificates or documents furnished by the parties pursuant hereto will survive the Closing Date until the third (3rd) anniversary of the Closing Date, except as follows: (a) in the case of a fraudulent breach of a representation, warranty, covenant or agreement or a breach of representation, warranty, covenant or agreement related to title (Section 3.07) or environmental (Section 3.08), indefinitely; (b) in the case of a claim based upon a breach of a representation, warranty, covenant or agreement pertaining to taxes or tax reporting, for a period equal to the applicable statute of limitations; and (c) in the case of breach of covenants set forth in Section 9.09 or 9.15, three (3) years after the end of the respective covenant periods stated therein; and (d) in the case of claims, based upon the inaccuracy or breach of a representation or warranty as they relate to the Assets and the Deposits, for a period commencing at the Closing Date and ending twelve (12) months after the Closing Date. The agreements set forth in Sections 11.01, 11.02, 11.03, 11.05 and 11.06 shall survive the termination of this Agreement.

Section 11.08. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes any and all prior discussions, negotiations, undertakings, agreements in principle and other agreements between the parties relating to the subject matter hereof.

Section 11.09. Headings and Captions. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

Section 11.10. Waiver, Amendment or Modification. The conditions of this Agreement that may be waived may be waived only by written instrument duly executed by the party for which the condition(s) is intended to benefit. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to insist upon performance of the same. This Agreement may not be amended or modified except by a written instrument duly executed by the parties hereto.

Section 11.11. Rules of Construction. Unless the context otherwise requires: (a) a term has the meaning assigned to it; (b) “or” is not exclusive; and (c) words in the singular may include the plural and in the plural include the singular.

Section 11.12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

Section 11.13. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. There shall be no third-party beneficiaries hereof.

Section 11.14. Governing Law; Assignment. This Agreement shall be governed by the laws of the State of Arkansas and applicable federal laws and regulations. Neither this Agreement, nor any of the rights, interests or obligations hereunder, shall be assigned by either of the parties hereto without the prior written consent of the other, except that Buyer may assign such rights (but shall retain such obligations) to a subsidiary or subsidiaries or a parent company of Buyer, or to a successor of substantially all of its business, without the consent of Seller.

Section 11.15. Permitted Exceptions. The term “Permitted Exceptions” shall mean, with respect to the Real Property, ad valorem taxes for the current year, prior mineral reservations and conveyances and any other exceptions, restrictions, easements, rights of way and encumbrances customarily found with respect to commercial property and which do not materially and adversely affect the value or present use of the Real Property.

Section 11.16. Time of Essence. The parties hereto agree that time is of the essence with respect to the performance of the obligations hereunder.

*     *     *     *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

LOS PADRES BANK

By:
Name: Craig J. Cerny
Title: Chairman and CEO

ARVEST BANK

By:
Name: Richard D. Chapman
Title: Vice President, Finance